RLJ LODGING TRUST
3 Bethesda Metro Center, Suite 1000
Bethesda, MD 20814

May 18, 2015

BY EDGAR AND OVERNIGHT MAIL

Ms. Jennifer Monick
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	RLJ Lodging Trust
Form 10-K for the year ended December 31, 2014
Filed February 26, 2015
File No. 001-35169
Dear Ms. Monick:
This letter is submitted by RLJ Lodging Trust (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated May 11, 2015 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 filed with the Commission on February 26, 2015 (the “Form 10-K”).
For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the reproductions of the Staff’s comments refer to the Form 10-K. Defined terms used herein but not otherwise defined herein have the meanings given to them in the Form 10-K.
Notes to Consolidated Financial Statements

Note 9. Commitments and Contingencies, page F-23

Data Breach, page F-25

1.
Please tell us and revise future periodic filings to clarify if you expect any amounts you may be required to pay to be material to the financial statements as a whole, as opposed to only your results of operations.

Response to Comment No. 1
The Company currently believes that any amounts that the Company may ultimately be required to pay as a result of this incident will not have a material impact on its financial position, results of operations or cash flows. In future filings, the Company will revise the disclosure to provide an assessment of the impact on the Company's results of operations as well as the impact on the Company's financial position and cash flows.
The Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (301) 280-7774.

Sincerely,
RLJ Lodging Trust

By:	/s/ Leslie D. Hale
Name:	Leslie D. Hale
Title:	Chief Financial Officer

cc:	Thomas J. Baltimore, Jr.
Frederick D. McKalip
RLJ Lodging Trust
David W. Bonser, Esq.
Hogan Lovells US LLP
Tori H. Lambert
PricewaterhouseCoopers LLP